Exhibit 99.1

KE Holdings Inc. Announces Second Quarter 2026 Unaudited Financial Results

BEIJING, China, August 21, 2026 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Business and Financial Highlights for the Second Quarter 2026

•	Gross transaction value (GTV)[1] was RMB933.8 billion (US$137.6 billion), an increase of 6.3% year-over-year. GTV of existing home transactions was RMB629.9 billion (US$92.8 billion), an increase of 8.0% year-over-year. GTV of new home transactions was RMB258.4 billion (US$38.1 billion), an increase of 1.2% year-over-year.

•	Net revenues were RMB24.5 billion (US$3.6 billion), a decrease of 5.7% year-over-year.

•	Net income was RMB2,624 million (US$387 million), an increase of 100.8% year-over-year. Adjusted net income[2] was RMB3,185 million (US$469 million), an increase of 74.9% year-over-year.

•	Number of stores was 60,274 as of June 30, 2026, a 0.4% decrease from one year ago. Number of active stores[3] was 57,803 as of June 30, 2026, a 1.5% decrease from one year ago.

•	Number of agents was 540,634 as of June 30, 2026, a 3.1% decrease from one year ago. Number of active agents[4] was 454,571 as of June 30, 2026, a 7.5% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 45.7 million in the second quarter of 2026, compared to 48.7 million in the same period of 2025.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the second quarter of 2026, we saw our operating foundation strengthen further, while our organizational transformation began to take deeper root in day-to-day operations. Starting with consumer needs and practical challenges encountered on the front lines, we are further enhancing collaboration among professional service providers, our platform and AI: professional service providers exercise judgment and take accountability; our platform facilitates collaboration and safeguards service delivery; and AI enables professional expertise to be codified into verifiable and reusable organizational capabilities.

Looking ahead, we will remain committed to pursuing quality growth at scale and continue to assess the effectiveness of our transformation across consumer experience, professional service provider development, operating efficiency, unit economics, and replicability across cities and service scenarios, laying a stronger foundation for the Company’s long-term, sustainable growth.”

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In the second quarter, the proactive adjustments we made earlier to our cost structure yielded further results, enabling our resource allocation to better align with the current market environment. Building on this foundation, we continued to enhance operating efficiency with a focus on customer value. The scale of our housing transaction services recovered, while the Company’s profitability further improved. The contribution margins of all our major business lines increased both year-over-year and quarter-over-quarter, driving our gross margin up by 6.7 percentage points year-over-year to 28.6%. Meanwhile, operating expenses decreased by 14.1% year-over-year. Adjusted operating margin and adjusted net income margin reached 14.6% and 13.0%, respectively, both marking their highest levels in three years.

In the second quarter, the Company repurchased approximately US$250 million of its shares and conducted share repurchases in Hong Kong for the first time. Looking ahead, building on our more efficient cost structure, we will further direct resources toward building capabilities that can create greater value for customers, continue to strengthen our operating resilience, and drive long-term sustainable growth.”

Second Quarter 2026 Financial Results

Net Revenues

Net revenues decreased by 5.7% to RMB24.5 billion (US$3.6 billion) in the second quarter of 2026 from RMB26.0 billion in the same period of 2025, primarily attributable to decreased net revenues from home renovation and furnishing and home rental services, which was partially offset by the increase of net revenues from new home and existing home transaction services driven by improved productivity per connected store.

•	Net revenues from existing home transaction services increased by 4.5% to RMB7.0 billion (US$1.0 billion) in the second quarter of 2026 from RMB6.7 billion in the same period of 2025, primarily due to an 8.0% increase in GTV of existing home transactions to RMB629.9 billion (US$92.8 billion) in the second quarter of 2026 from RMB583.5 billion in the same period of 2025.

Among that, (i) commission revenue decreased by 1.4% to RMB5.3 billion (US$0.8 billion) in the second quarter of 2026 from RMB5.4 billion in the same period of 2025, primarily due to a 3.1% decrease in GTV of existing home transactions served by Lianjia stores to RMB206.6 billion (US$30.4 billion) in the second quarter of 2026 from RMB213.1 billion in the same period of 2025; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 27.8% to RMB1.7 billion (US$0.3 billion) in the second quarter of 2026 from RMB1.4 billion in the same period of 2025, primarily due to a 14.3% increase in the GTV of existing home transactions served by connected agents on the Company’s platform to RMB423.3 billion (US$62.4 billion) in the second quarter of 2026 from RMB370.4 billion in the same period of 2025 driven by improved productivity per connected store and the increased revenues from certain value-added services that were less directly linked to GTV.

•	Net revenues from new home transaction services increased by 3.8% to RMB8.9 billion (US$1.3 billion) in the second quarter of 2026 from RMB8.6 billion in the same period of 2025, primarily due to deeper coverage of high-quality projects, which contributed to a 1.2% increase of GTV of new home transactions to RMB258.4 billion (US$38.1 billion) in the second quarter of 2026 from RMB255.4 billion in the same period of 2025. Of these, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels increased by 0.9% to RMB210.2 billion (US$31.0 billion) in the second quarter of 2026 from RMB208.2 billion in the same period of 2025, while the GTV of new home transactions served by Lianjia brand increased by 2.3% to RMB48.2 billion (US$7.1 billion) in the second quarter of 2026 from RMB47.1 billion in the same period of 2025.

•	Net revenues from home renovation and furnishing decreased by 30.1% to RMB3.2 billion (US$0.5 billion) in the second quarter of 2026 from RMB4.6 billion in the same period of 2025, as the Company proactively optimized its customer acquisition channel mix and moderated the pace of certain non-brokerage channels.

•	Net revenues from home rental services decreased by 14.8% to RMB4.8 billion (US$0.7 billion) in the second quarter of 2026 from RMB5.7 billion in the same period of 2025, primarily due to the impact of an increasing proportion of new product offering within the Carefree Rent business. Under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period. The decrease was partially offset by the increase in the number of rental units under the Carefree Rent business.

•	Net revenues from emerging and other services increased by 26.4% to RMB546 million (US$80 million) in the second quarter of 2026 from RMB432 million in the same period of 2025, primarily due to the increase of revenues from financial services.

Contribution Margin

The Company also reviews contribution margin to measure segment profitability. The Company defines contribution for each service line as the revenue less the direct compensation to its internal agents and sales professionals, split commission to connected agents and other sales channels for such services, property leasing costs and direct operating costs related to home rental services and direct costs for home renovation and furnishing. The Company defines contribution margin as a percentage of contribution bearing to revenue.

•	Contribution margin for existing home transaction services. The contribution margin for existing home transaction services increased to 46.1% in the second quarter of 2026 from 39.9% in the same period of 2025, primarily attributable to a lower fixed compensation costs for Lianjia agents as a percentage of net revenues from existing home transaction services, and a higher proportion of revenues derived from platform service, franchise service and other value-added services with a higher margin than commission revenues.

•	Contribution margin for new home transaction services. The contribution margin for new home transaction services increased to 28.8% in the second quarter of 2026 from 24.4% in the same period of 2025, primarily attributable to cost structure optimization driven by refined operations.

•	Contribution margin for home renovation and furnishing. The contribution margin for home renovation and furnishing increased to 39.6% in the second quarter of 2026 from 32.1% in the same period of 2025, primarily attributable to enhanced supply chain capabilities, which helped reduce material costs.

•	Contribution margin for home rental services. The contribution margin for home rentals increased to 15.3% in the second quarter of 2026 from 8.4% in the same period of 2025, primarily driven by the continuous increase in the proportion of high-margin new service offerings with revenues recognized under the net service fee method under the Carefree Rent business. In addition, improved operational efficiency further supported healthier profitability.

Cost of Revenues

Total cost of revenues decreased by 13.7% to RMB17.5 billion (US$2.6 billion) in the second quarter of 2026 from RMB20.3 billion in the same period of 2025.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 2.3% to RMB5.8 billion (US$0.9 billion) in the second quarter of 2026 from RMB5.9 billion in the same period of 2025, primarily due to cost structure optimization driven by refined operations of new home transaction services with relatively flat year-over-year GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 4.8% to RMB4.5 billion (US$0.7 billion) in the second quarter of 2026 from RMB4.7 billion in the same period of 2025, primarily attributable to decreased fixed personnel costs.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB1.9 billion (US$0.3 billion) in the second quarter of 2026, a decrease of 37.8% from RMB3.1 billion in the same period of 2025, primarily due to lower net revenues from home renovation and furnishing and increased contribution margin.

•	Cost of home rental services. The Company’s cost of revenues for home rental services, which mainly consists of variable cost, decreased by 21.3% to RMB4.1 billion (US$0.6 billion) in the second quarter of 2026 from RMB5.2 billion in the same period of 2025, primarily due to the growing portion of offerings that recognize revenue under the net service fee method and contribute higher profit margins, as well as operational efficiency improvements.

•	Cost related to stores. The Company’s cost related to stores decreased by 25.9% to RMB564 million (US$83 million) in the second quarter of 2026 from RMB762 million in the same period of 2025, primarily attributable to Lianjia store optimization.

•	Other costs. The Company’s other costs increased by 8.7% to RMB640 million (US$94 million) in the second quarter of 2026 from RMB588 million in the same period of 2025, primarily attributable to increased share-based compensation costs.

Gross Profit

Gross profit increased by 23.1% to RMB7.0 billion (US$1.0 billion) in the second quarter of 2026 from RMB5.7 billion in the same period of 2025. Gross margin increased to 28.6% in the second quarter of 2026 from 21.9% in the same period of 2025, primarily due to higher contribution margins for all main segments.

Income from Operations

Total operating expenses decreased by 14.1% to RMB4.0 billion (US$0.6 billion) in the second quarter of 2026 from RMB4.6 billion in the same period of 2025, primarily due to the Company’s previous cost optimization initiatives.

•	General and administrative expenses decreased by 2.1% to RMB2.0 billion (US$0.3 billion) in the second quarter of 2026 from RMB2.1 billion in the same period of 2025, primarily due to decreased personnel costs and overheads as a result of a decrease in headcount, partially offset by the mainly non-recurring provision for credit losses.

•	Sales and marketing expenses decreased by 26.1% to RMB1.4 billion (US$0.2 billion) in the second quarter of 2026 from RMB1.9 billion in the same period of 2025, primarily due to lower personnel costs and reduced advertising and promotion expenses, as well as the decreased scale-driven variable selling expenses of home renovation and furnishing.

•	Research and development expenses decreased by 13.4% to RMB549 million (US$81 million) in the second quarter of 2026 from RMB633 million in the same period of 2025, primarily due to decreased personnel costs as a result of a decrease in headcount of research and development personnel and decreased technical service fees.

Income from operations was RMB3,026 million (US$446 million) in the second quarter of 2026, compared to income from operations of RMB1,059 million in the same period of 2025. Operating margin increased to 12.3% in the second quarter of 2026 from 4.1% in the same period of 2025, primarily due to increased gross profit margin and improved operating leverage.

Adjusted income from operations6 was RMB3,592 million (US$529 million) in the second quarter of 2026, compared to RMB1,607 million in the same period of 2025. Adjusted operating margin7 was 14.6% in the second quarter of 2026, compared to 6.2% in the same period of 2025. Adjusted EBITDA8 was RMB4,175 million (US$615 million) in the second quarter of 2026, compared to RMB2,203 million in the same period of 2025.

Net Income

Net income increased by 100.8% to RMB2,624 million (US$387 million) in the second quarter of 2026 from RMB1,307 million in the same period of 2025.

Adjusted net income increased by 74.9% to RMB3,185 million (US$469 million) in the second quarter of 2026, from RMB1,821 million in the same period of 2025.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB2,623 million (US$387 million) in the second quarter of 2026, compared to RMB1,301 million in the same period of 2025.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results”for details.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB3,184 million (US$469 million) in the second quarter of 2026, compared to RMB1,815 million in the same period of 2025.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB2.43 (US$0.36) and RMB2.35 (US$0.35) in the second quarter of 2026, respectively, compared to basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB1.16 and RMB1.11 in the same period of 2025, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB2.95 (US$0.43) and RMB2.85 (US$0.42) in the second quarter of 2026, respectively, compared to RMB1.62 and RMB1.55 in the same period of 2025, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of June 30, 2026, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB56.0 billion (US$8.3 billion).

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, August 2024 and August 2025, under which the Company may repurchase up to US$5 billion worth of its Class A ordinary shares and/or ADSs until August 31, 2028, subject to obtaining a general unconditional mandate for the repurchase from the shareholders of the Company at each of the next two annual general meetings to be held in the forthcoming years to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 12, 2026. As of June 30, 2026, the Company had purchased, in aggregate, approximately 185.4 million ADSs (representing approximately 556.3 million Class A ordinary shares) on the New York Stock Exchange for a consideration of approximately US$2,967.7 million, as well as approximately 4.9 million Class A ordinary shares on the Hong Kong Stock Exchange for a consideration of approximately HK$201.5 million under this share repurchase program since its launch.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Friday, August 21, 2026 (8:00 P.M. Beijing/Hong Kong Time on Friday, August 21, 2026) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

Chinese Line: https://s1.c-conf.com/diamondpass/10055963-m4ns1a.html

English Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10055964-md34ad.html

A replay of the conference call will be accessible through August 28, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (Chinese line):	10055963
Replay PIN (English simultaneous interpretation line):	10055964

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business. The Group recognized fair value loss and impairment in relation to its investments in Beihaojia business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand in respect of service quality and an integral part of its Beike platform. With more than 24 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way to build the infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	7,773,182	7,387,006	1,088,710
Restricted cash	8,170,605	9,039,096	1,332,198
Short-term investments	39,579,961	39,585,933	5,834,245
Financing receivables, net of allowance for credit losses of RMB174,478 and RMB182,002 as of December 31, 2025 and June 30, 2026, respectively	1,353,682	2,551,794	376,088
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,612,202 and RMB1,791,091 as of December 31, 2025 and June 30, 2026, respectively	3,936,976	4,928,874	726,426
Amounts due from and prepayments to related parties	409,867	417,792	61,575
Short-term loan receivables from related parties	315,755	40,853	6,021
Inventories	2,854,034	2,841,717	418,817
Prepayments, receivables and other assets	3,726,128	3,554,272	523,834
Total current assets	68,120,190	70,347,337	10,367,914
Non-current assets
Property, plant and equipment, net	2,069,624	1,866,925	275,151
Right-of-use assets	19,144,129	13,267,588	1,955,401
Long-term investments, net	20,148,524	19,586,382	2,886,676
Intangible assets, net	722,676	659,979	97,269
Goodwill	4,660,360	4,660,360	686,852
Long-term loan receivables from related parties	39,573	15,019	2,214
Other non-current assets	1,763,102	1,973,609	290,873
Total non-current assets	48,547,988	42,029,862	6,194,436
TOTAL ASSETS	116,668,178	112,377,199	16,562,350

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,052,129	6,099,579	898,967
Amounts due to related parties	348,467	351,075	51,742
Short-term loan payable to related parties	497,939	1,081,598	159,408
Employee compensation and welfare payable	6,504,197	4,823,321	710,870
Customer deposits payable	4,157,248	5,685,233	837,900
Income taxes payable	702,607	1,039,826	153,251
Short-term borrowings	207,717	85,807	12,646
Long-term borrowings, current portion	-	191,689	28,251
Lease liabilities, current portion	10,658,576	7,898,221	1,164,054
Contract liabilities and deferred revenue	5,690,293	6,914,203	1,019,027
Accrued expenses and other current liabilities	7,588,077	7,112,041	1,048,186
Total current liabilities	42,407,250	41,282,593	6,084,302
Non-current liabilities
Deferred tax liabilities	317,209	385,384	56,799
Lease liabilities, non-current portion	6,969,571	4,764,633	702,220
Long-term borrowings	182,917	-	-
Long-term loan payable to related parties	259,249	366,249	53,978
Other non-current liabilities	2,148	1,952	288
Total non-current liabilities	7,731,094	5,518,218	813,285
TOTAL LIABILITIES	50,138,344	46,800,811	6,897,587

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares as of both December 31, 2025 and June 30, 2026. 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; 3,326,488,417 Class A ordinary shares issued and 3,191,987,682 Class A ordinary shares outstanding(1) as of June 30, 2026; and 139,447,770 and 135,950,651 Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	450	443	65
Treasury shares	(848,433)	(571,181)	(84,182)
Additional paid-in capital	64,802,176	61,614,341	9,080,830
Statutory reserves	1,054,872	1,054,872	155,469
Accumulated other comprehensive income (loss)	290,029	(271,637)	(40,034)
Retained earnings	1,142,194	3,690,039	543,844
Total KE Holdings Inc. shareholders' equity	66,441,288	65,516,877	9,655,992
Non-controlling interests	88,546	59,511	8,771
TOTAL SHAREHOLDERS' EQUITY	66,529,834	65,576,388	9,664,763
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	116,668,178	112,377,199	16,562,350

(1) Excluding (i) the Class A ordinary shares issued to the depositary bank for the bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under our share incentive plans, and (ii) the Class A ordinary shares repurchased but not cancelled, comprising both the ADSs repurchased on the NYSE and the Class A ordinary shares repurchased on the HKEX.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	6,719,345	7,022,942	1,035,054	13,589,752	13,154,976	1,938,804
New home transaction services	8,619,323	8,946,805	1,318,596	16,694,318	14,033,673	2,068,307
Home renovation and furnishing	4,565,354	3,190,501	470,222	7,510,797	5,529,599	814,962
Home rental services	5,674,624	4,833,122	712,314	10,762,400	9,845,823	1,451,095
Emerging and other services	431,990	546,100	80,485	781,716	867,376	127,835
Total net revenues	26,010,636	24,539,470	3,616,671	49,338,983	43,431,447	6,401,003
Cost of revenues
Commission-split	(5,932,431)	(5,796,363)	(854,278)	(11,625,571)	(9,316,132)	(1,373,028)
Commission and compensation-internal	(4,729,219)	(4,503,398)	(663,719)	(9,547,496)	(8,460,778)	(1,246,964)
Cost of home renovation and furnishing	(3,098,710)	(1,927,048)	(284,012)	(5,084,666)	(3,419,236)	(503,933)
Cost of home rental services	(5,200,202)	(4,094,810)	(603,500)	(9,946,258)	(8,366,039)	(1,233,002)
Cost related to stores	(761,941)	(564,435)	(83,187)	(1,478,750)	(1,135,933)	(167,416)
Others	(588,343)	(639,662)	(94,275)	(1,135,560)	(1,159,600)	(170,904)
Total cost of revenues(1)	(20,310,846)	(17,525,716)	(2,582,971)	(38,818,301)	(31,857,718)	(4,695,247)
Gross profit	5,699,790	7,013,754	1,033,700	10,520,682	11,573,729	1,705,756
Operating expenses
Sales and marketing expenses(1)	(1,897,988)	(1,402,055)	(206,637)	(3,670,945)	(2,484,199)	(366,126)
General and administrative expenses(1)	(2,080,713)	(2,036,776)	(300,184)	(3,954,473)	(3,749,322)	(552,582)
Research and development expenses(1)	(633,442)	(548,712)	(80,870)	(1,217,052)	(1,041,277)	(153,465)
Impairment of goodwill, intangible assets and other long-lived assets	(28,191)	-	-	(28,191)	-	-
Total operating expenses	(4,640,334)	(3,987,543)	(587,691)	(8,870,661)	(7,274,798)	(1,072,173)
Income from operations	1,059,456	3,026,211	446,009	1,650,021	4,298,931	633,583
Interest income, net	223,940	126,515	18,646	492,508	261,462	38,535
Share of results of equity investees	6,971	613	90	14,316	(15,789)	(2,327)
Fair value changes in investments, net	111,740	75,976	11,197	222,226	211,757	31,209
Impairment loss for equity investments accounted for using Measurement Alternative	(1,214)	(284)	(42)	(1,214)	(855)	(126)
Foreign currency exchange (loss) gain	(5,314)	15,118	2,228	(44,947)	13,655	2,012
Other income, net	322,552	328,846	48,466	767,999	635,558	93,670
Income before income tax expense	1,718,131	3,572,995	526,594	3,100,909	5,404,719	796,556
Income tax expense	(411,487)	(949,117)	(139,883)	(938,942)	(1,525,764)	(224,870)
Net income	1,306,644	2,623,878	386,711	2,161,967	3,878,955	571,686

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to non-controlling interests shareholders	(5,573)	(998)	(147)	(5,129)	(584)	(86)
Net income attributable to KE Holdings Inc.	1,301,071	2,622,880	386,564	2,156,838	3,878,371	571,600
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,301,071	2,622,880	386,564	2,156,838	3,878,371	571,600

Net income	1,306,644	2,623,878	386,711	2,161,967	3,878,955	571,686
Currency translation adjustments	(53,412)	(307,189)	(45,274)	(77,107)	(582,671)	(85,875)
Unrealized (losses) gains on available-for-sale investments, net of reclassification	(25,383)	15,116	2,228	6,092	21,005	3,096
Total comprehensive income	1,227,849	2,331,805	343,665	2,090,952	3,317,289	488,907
Comprehensive income attributable to non-controlling interests shareholders	(5,573)	(998)	(147)	(5,129)	(584)	(86)
Comprehensive income attributable to KE Holdings Inc.	1,222,276	2,330,807	343,518	2,085,823	3,316,705	488,821
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	1,222,276	2,330,807	343,518	2,085,823	3,316,705	488,821

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,357,155,883	3,235,195,371	3,235,195,371	3,359,945,551	3,255,466,680	3,255,466,680
—Diluted	3,507,278,161	3,354,634,458	3,354,634,458	3,514,649,718	3,378,674,991	3,378,674,991
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,119,051,961	1,078,398,457	1,078,398,457	1,119,981,850	1,085,155,560	1,085,155,560
—Diluted	1,169,092,720	1,118,211,486	1,118,211,486	1,171,549,906	1,126,224,997	1,126,224,997
Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.39	0.81	0.12	0.64	1.19	0.18
—Diluted	0.37	0.78	0.11	0.61	1.15	0.17
Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.16	2.43	0.36	1.93	3.57	0.53
—Diluted	1.11	2.35	0.35	1.84	3.44	0.51
(1) Includes share-based compensation expenses as follows:
Cost of revenues	94,457	161,465	23,797	204,015	257,637	37,971
Sales and marketing expenses	35,807	68,172	10,047	81,102	107,955	15,911
General and administrative expenses	317,474	274,380	40,439	648,677	479,920	70,731
Research and development expenses	41,490	35,030	5,163	82,603	59,587	8,782

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	1,059,456	3,026,211	446,009	1,650,021	4,298,931	633,583
Share-based compensation expenses	489,228	539,047	79,446	1,016,397	905,099	133,395
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	26,684	3,933	59,766	53,368	7,865
Impairment of goodwill, intangible assets and other long-lived assets	28,191	-	-	28,191	-	-
Adjusted income from operations	1,606,758	3,591,942	529,388	2,754,375	5,257,398	774,843
Net income	1,306,644	2,623,878	386,711	2,161,967	3,878,955	571,686
Share-based compensation expenses	489,228	539,047	79,446	1,016,397	905,099	133,395
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	26,684	3,933	59,766	53,368	7,865
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(27,687)	1,613	238	(40,771)	(28,716)	(4,232)
Impairment of goodwill, intangible assets and other long-lived assets	28,191	-	-	28,191	-	-
Impairment of investments	1,214	284	42	1,214	855	126
Tax effects on non-GAAP adjustments	(6,494)	(6,602)	(973)	(12,988)	(13,204)	(1,946)
Adjusted net income	1,820,979	3,184,904	469,397	3,213,776	4,796,357	706,894
Net income	1,306,644	2,623,878	386,711	2,161,967	3,878,955	571,686
Income tax expense	411,487	949,117	139,883	938,942	1,525,764	224,870
Share-based compensation expenses	489,228	539,047	79,446	1,016,397	905,099	133,395
Amortization of intangible assets	35,395	31,097	4,583	70,566	62,676	9,237
Depreciation of property, plant and equipment	182,565	156,836	23,115	360,819	326,854	48,172
Interest income, net	(223,940)	(126,515)	(18,646)	(492,508)	(261,462)	(38,535)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(27,687)	1,613	238	(40,771)	(28,716)	(4,232)
Impairment of goodwill, intangible assets and other long-lived assets	28,191	-	-	28,191	-	-
Impairment of investments	1,214	284	42	1,214	855	126
Adjusted EBITDA	2,203,097	4,175,357	615,372	4,044,817	6,410,025	944,719
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,301,071	2,622,880	386,564	2,156,838	3,878,371	571,600
Share-based compensation expenses	489,228	539,047	79,446	1,016,397	905,099	133,395
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	26,684	3,933	59,766	53,368	7,865
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(27,687)	1,613	238	(40,771)	(28,716)	(4,232)
Impairment of goodwill, intangible assets and other long-lived assets	28,191	-	-	28,191	-	-
Impairment of investments	1,214	284	42	1,214	855	126
Tax effects on non-GAAP adjustments	(6,494)	(6,602)	(973)	(12,988)	(13,204)	(1,946)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	-	-	(14)	-	-
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,815,399	3,183,906	469,250	3,208,633	4,795,773	706,808

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,119,051,961	1,078,398,457	1,078,398,457	1,119,981,850	1,085,155,560	1,085,155,560
—Diluted	1,169,092,720	1,118,211,486	1,118,211,486	1,171,549,906	1,126,224,997	1,126,224,997
Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,119,051,961	1,078,398,457	1,078,398,457	1,119,981,850	1,085,155,560	1,085,155,560
—Diluted	1,169,092,720	1,118,211,486	1,118,211,486	1,171,549,906	1,126,224,997	1,126,224,997
Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.16	2.43	0.36	1.93	3.57	0.53
—Diluted	1.11	2.35	0.35	1.84	3.44	0.51
Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.46	0.52	0.07	0.93	0.85	0.12
—Diluted	0.44	0.50	0.07	0.90	0.82	0.12
Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.62	2.95	0.43	2.86	4.42	0.65
—Diluted	1.55	2.85	0.42	2.74	4.26	0.63

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	826,213	6,612,138	974,510	(3,139,058)	5,140,836	757,669
Net cash provided by (used in) investing activities	1,664,823	(6,779,212)	(999,132)	7,950,492	(1,765,397)	(260,189)
Net cash used in financing activities	(6,182,037)	(3,377,191)	(497,740)	(5,920,964)	(2,874,313)	(423,621)
Effect of exchange rate change on cash, cash equivalents and restricted cash	5,190	(6,038)	(888)	40,690	(18,811)	(2,774)
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,685,811)	(3,550,303)	(523,250)	(1,068,840)	482,315	71,085
Cash, cash equivalents and restricted cash at the beginning of the period	22,918,385	19,976,405	2,944,158	20,301,414	15,943,787	2,349,823
Cash, cash equivalents and restricted cash at the end of the period	19,232,574	16,426,102	2,420,908	19,232,574	16,426,102	2,420,908

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	6,719,345	7,022,942	1,035,054	13,589,752	13,154,976	1,938,804
Commission and compensation	(4,035,304)	(3,787,244)	(558,171)	(8,287,595)	(7,385,920)	(1,088,549)
Contribution	2,684,041	3,235,698	476,883	5,302,157	5,769,056	850,255
New home transaction services
Net revenues	8,619,323	8,946,805	1,318,596	16,694,318	14,033,673	2,068,307
Commission and compensation	(6,515,885)	(6,371,280)	(939,010)	(12,701,657)	(10,149,552)	(1,495,859)
Contribution	2,103,438	2,575,525	379,586	3,992,661	3,884,121	572,448
Home renovation and furnishing
Net revenues	4,565,354	3,190,501	470,222	7,510,797	5,529,599	814,962
Material costs, commission and compensation	(3,098,710)	(1,927,048)	(284,012)	(5,084,666)	(3,419,236)	(503,933)
Contribution	1,466,644	1,263,453	186,210	2,426,131	2,110,363	311,029
Home rental services
Net revenues	5,674,624	4,833,122	712,314	10,762,400	9,845,823	1,451,095
Property leasing costs, commission and compensation	(5,200,202)	(4,094,810)	(603,500)	(9,946,258)	(8,366,039)	(1,233,002)
Contribution	474,422	738,312	108,814	816,142	1,479,784	218,093
Emerging and other services
Net revenues	431,990	546,100	80,485	781,716	867,376	127,835
Commission and compensation	(110,461)	(141,237)	(20,816)	(183,815)	(241,438)	(35,584)
Contribution	321,529	404,863	59,669	597,901	625,938	92,251

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE (Continued)

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of profit
Cost related to stores	(761,941)	(564,435)	(83,187)	(1,478,750)	(1,135,933)	(167,416)
Other costs	(588,343)	(639,662)	(94,275)	(1,135,560)	(1,159,600)	(170,904)
Amounts not allocated to segment:
Sales and marketing expenses	(1,897,988)	(1,402,055)	(206,637)	(3,670,945)	(2,484,199)	(366,126)
General and administrative expenses	(2,080,713)	(2,036,776)	(300,184)	(3,954,473)	(3,749,322)	(552,582)
Research and development expenses	(633,442)	(548,712)	(80,870)	(1,217,052)	(1,041,277)	(153,465)
Impairment of goodwill, intangible assets and other long-lived assets	(28,191)	-	-	(28,191)	-	-
Total operating expenses	(4,640,334)	(3,987,543)	(587,691)	(8,870,661)	(7,274,798)	(1,072,173)
Income from operations	1,059,456	3,026,211	446,009	1,650,021	4,298,931	633,583